SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

DISCOVERY GOLD CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.001
(Title of Class of Securities)

25470Q100
(CUSIP Number)

August 30, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      .  Rule 13d-1(b)

  X . Rule 13d-1(c)

      .  Rule 13d-1(d)

CUSIP No. 25470Q100

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SHELLEY GUIDARELLI
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) . (b) .
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 4,900,000 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 4,900,000 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,900,000
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.79% (1)
12		TYPE OF REPORTING PERSON IN

(1)

Based on 50,250,000 shares outstanding as of July 31, 2012.

CUSIP No. 25470Q100

Item 1(a).     Name of Issuer.

Discovery Gold Corporation

Item 1(b).

Address of Issuer's Principal Executive Offices.

2460 West 26th Avenue, Suite 380C, Denver, CO 80211

Item 2(a).

Name of Person Filing.

The statement is filed on behalf of Shelley Guidarelli.

Item 2(b).

Address of Principal Business Office or, if None, Residence.

4472 Winding Lane, Stevensville, MI  49127

Item 2(c).

Citizenship.

Ms. Shelley Guidarelli is a citizen of the United States.

Item 2(d).

Title of Class of Securities.

Common Stock, par value $0.001.

Item 2(e).

CUSIP Number.

25470Q100

Item 3.

Type of Person

Not applicable.

Item 4.

Ownership.

(a) Amount beneficially owned: 4,900,000.

(b) Percent of class: 9.79% (1).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 4,900,000 .

(ii) Shared power to vote or to direct the vote:  0

(iii) Sole power to dispose or to direct the disposition of: 4,900,000.

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)

Based on 50,025,000 shares outstanding as of July 31, 2012.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2012	By:	/s/ Shelley Guidarelli
Shelley Guidarelli